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EXHIBIT 99-3

Consent of PricewaterhouseCoopers LLP

 CONSENT OF INDEPENDENT AUDITOR

We hereby consent to inclusion in this Annual Report on Form 40-F for the year ended December 31, 2012 and the incorporation by reference in the registration statements on Form S-8 (File No. 333-87604), Form S-8 (File No. 333-112234), Form S-8 (File No. 333-118648), Form S-8 (File No. 333-124415), Form S-8 (File No. 333-149532), Form S-8 (File No. 333-161021), Form S-8 (File No. 333-161029) and Form F-9 (File No. 333-181421) of Suncor Energy Inc., of our report dated February 26, 2013 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in the Annual Report.

We also consent to the reference to us under the heading "Interests of Experts" in the Annual Information Form incorporated by reference in this Annual Report on Form 40-F which is incorporated by reference in the Registration Statements referred to above.

"PricewaterhouseCoopers LLP"
Chartered Accountants
Calgary, Alberta
March 1, 2013

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  EXHIBIT 99-3
Consent of PricewaterhouseCoopers LLP
CONSENT OF INDEPENDENT AUDITOR